

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3233

August 30, 2016

Via E-mail
Cherif Medawar
Chief Executive Officer
United Group Fund, Inc.
18622 Rocoso Pl
Tarzana, California 91356

> **Re:** **United Group Fund, Inc.**
> **Amendment No. 2 to**
> **Offering Statement on Form 1-A**
> **Filed August 11, 2016**
> **File No. 024-10522**

Dear Mr. Medawar:

We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

Dilution, page 19

1. Please quantitatively clarify for us how you calculated your net tangible book value per share after offering.

Part III – Exhibits

Exhibit 11

2. Please have your auditor amend the consent to acknowledge the reference to them under the caption "experts."

Cherif Medawar
United Group Fund, Inc.
August 30, 2016
Page 2

        You may contact Bill Demarest at (202) 551-3432 or Jennifer Monick at (202) 551-3295
if you have questions regarding comments on the financial statements and related matters.
Please contact Rahul K. Patel at (202) 551-3799 or me at (202) 551-3233 with any other
questions.

                                        Sincerely,

                                        /s/ Tom Kluck

                                        Tom Kluck
                                        Legal Branch Chief
                                        Office of Real Estate and
                                        Commodities

cc: Jillian Sidoti, Esq.